Regulatory Announcement

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RECEIVED

Michael Page
INTERNATIONAL

Company	Michael Page International PLC
TIDM	MPI
Headline	Total Voting Rights
Released	10:03 19-Jan-07
Number	8042P

82-5162

RNS Number:8042P
Michael Page International PLC
19 January 2007

07020705

SUPPL

Michael Page International plc

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

At close of business on 18 January 2007, Michael Page International plc's capital consists of 333,322,301 ordinary shares with voting rights. No ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Michael Page International plc is 333,322,301.

The above figure of 333,322,301 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Michael Page International plc's under the FSA's Disclosure and Transparency Rules.

PROCESSED
FEB 0 2 2007
THOMSON
FINANCIAL

This information is provided by RNS
The company news service from the London Stock Exchange

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dlw 1/31

RECEIVED

Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	16:20 17-Jan-07
Number	6945P

Michael Page
INTERNATIONAL

82-5162

RNS Number:6945P
Michael Page International PLC
17 January 2007

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

CAPITAL GROUP OF COMPANIES AND CERTAIN SUBSIDIARY UNDERTAKINGS

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

UNKNOWN

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

UNKNOWN

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when

calculating percentage)

N/A

9) Class of security

ORDINARY SHARES

10) Date of transaction

15/01/07

11) Date company informed

17/01/07

12) Total holding following this notification

29,920,612

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

8.98%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM
01932 264143

16) Name and signature of duly authorised officer of the listed company responsible for making this notification

J. TATHAM

Date of Notification 17th January 2007

Letter To: Michael Page International plc
15 January 2007

SECTION 198 NOTIFICATION
Notification of Decrease

This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital International, Inc., Capital Research and Management Company, Capital Guardian Trust Company, Capital International S.A., and Capital International Limited, pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of

holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

Share capital to which this relates:

Ordinary Shares (332,793,239 shares outstanding)

Number of shares in which the Companies have an interest:

29,920,612

Name(s) of registered holder(s):

See Schedule B

As of 15 January 2007	Number of Shares
Michael Page International plc	
The Capital Group Companies, Inc. ("CG") holdings	29,920,612
Holdings by CG Management Companies and Funds:	
• Capital Guardian Trust Company	885,625
• Capital International Limited	1,895,997
• Capital International S.A.	280,200
• Capital International, Inc.	82,600
• Capital Research and Management Company	26,776,190
• New Perspective Fund	16,745,000

Schedule A

Schedule of holdings in Michael Page International plc
As of 15 January 2007

Capital Guardian Trust Company

Registered Name		Local Shares
State Street Nominees Limited		50,100
Chase Nominees Limited		532,864
Midland Bank plc		80,800
Nortrust Nominees		221,861
	TOTAL	885,625

Schedule B

Capital International Limited

Registered Name		Local Shares
State Street Nominees Limited		12,600
Bank of New York Nominees		168,263
Northern Trust		285,908
Chase Nominees Limited		463,554
Midland Bank plc		22,200
Morgan Guaranty		77,800
Nortrust Nominees		342,100
State Street Bank & Trust Co.		44,600
Citibank NA		133,000
HSBC Bank plc		265,300
Mellon Bank N.A.		48,700
Bank One London		14,400
Nordea Bank		17,572
	TOTAL	1,895,997

Schedule B

Capital International S.A.

Registered Name		Local Shares
Bank of New York Nominees		7,300
Chase Nominees Limited		133,800
Midland Bank plc		6,100
Pictet & Cie, Geneva		20,200
State Street Bank & Trust Co.		13,800
Lloyds Bank		7,300
HSBC Bank plc		91,700
	TOTAL	280,200

Schedule B

Capital International. Inc.

Registered Name	Local Shares

Chase Nominees Limited	36,000
Nortrust Nominees	32,600
HSBC Bank plc	14,000
TOTAL	82,600

Schedule B

Capital Research and Management Company

Registered Name	Local Shares
State Street Nominees Limited	9,651,190
Chase Nominees Limited	16,745,000
JPM Nominees Ltd.	35,000
State Street Bank & Trust Co.	345,000
TOTAL	26,776,190

Schedule B

This information is provided by RNS
The company news service from the London Stock Exchange

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved